UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

250 Blairgowrie Place

Nanaimo, B.C. Canada V9T 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒  Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES

On October 10, 2007, the Company issued 2,500,000 units (each a "Unit") to 25 individuals/entities due to the closing of the Company's private placement at $0.20 per Unit for total gross proceeds of $500,000. Each Unit consists of one share of common stock of the Company and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional share of common stock of the Company at $0.40 per warrant share for a period of three years. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the "Act"), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

In relation to the Company's private placement offering at $0.20 per Unit entered into with the offshore investors only, the Company will be paying a finder's fee of 175,000 shares of common stock to Haywood Securities Inc. The Company believes that the finder's fee share issuance will be exempt from registration under Regulation S promulgated under the Act as the securities will be issued to such entity through an offshore transaction which was negotiated and consummated outside of the United States.

The foregoing summary is qualified in its entirety by the Subscription Agreement and Common Stock Purchase Warrant attached hereto as Exhibits, and should be read in conjunction with such agreements, which are incorporated by reference herein.

Exhibit No.	Description
10.1	Form of Subscription Agreement
10.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: December 19, 2007	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President

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